VF 6-3-05

SECU 05043156 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/09/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYKES FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 KNOB ROAD
(No. and Street)

MT. POCONO	PA	18344-1403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM R. SYKES 570-839-7776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. WILLIAMS & CO., LLP
(Name – *if individual, state last, first, middle name*)

270 PIERCE STREET	KINGSTON	PA	18704
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/17

OATH OR AFFIRMATION

I, WILLIAM R. SYKES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYKES FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kimberlee D. Keiper, Notary Public
Mt. Pocono Boro, Monroe County
My Commission Expires Sept. 7, 2008
Member, Pennsylvania Association Of Notaries

Signature

President
Title
May 24, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JHW J. H. Williams & Co., LLP, Certified Public Accountants

PIERCE OFFICENTER, SUITE 302
270 PIERCE STREET
KINGSTON, PA 18704-5141

TELEPHONE (570) 288-3651
FAX (570) 288-6106
E-MAIL JHW@jhwilliamscpa.com

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c-3-3

To the Members
Sykes Financial Services, LLC
11 Knob Road
Mount Pocono, PA 18344

In planning and performing our audit of the financial statements and supplemental schedule of Sykes Financial Services, LLC (a limited liability company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

NOTE 1 – Summary of Significant Accounting Policies

Organization and Nature of Business

Sykes Financial Services, LLC, hereinafter referred to as "the Company" is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed as a limited liability company with the Pennsylvania Department of State on March 9, 2004.

Basis of Presentation

The Company is not subject to SEC Rule 15c3-3, a computation for determination of reserve requirements, and claims an exemption under (K)(1).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The Company claims the (K)(1) exemption, as its business is limited to selling mutual funds on an application basis and/or selling variable life insurance or annuities.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a limited liability company that has elected, with the consent of its single member, to be taxed under the Internal Revenue Code and the Commonwealth of Pennsylvania Tax Code as an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

Sykes Financial Services LLC

Member NASD

William R. Sykes, CFP®
President

11 Knob Road
Mount Pocono, PA 18344
U.S.A.

Tel: (570) 839-7776
Fax: (570) 839-6793
bsykes@ptd net

COPY

Tuesday, May 24, 2005

Kimberly Cooper
NASD
1835 Market St, Suite 1900
Philadelphia, PA 19103-2929

Dear Ms. Cooper,

As requested in your letter of May 3, 2005, enclosed please find the requested information.

Thank you for the extension as I was away on vacation returning here on May 18.

If you require anything further, please do not hesitate to give me a call.

Sincerely,

William R. Sykes

Enc:

cc: Brian Johnson